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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

PE 7-1-02

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 20002

RIMFIRE MINERALS CORPORATION

700-700 West Pender Street
Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 **Reporting Issuer:**
Rimfire Minerals Corporation
Suite 700 - 700 West Pender Street
Vancouver, B.C.
V6C 1G8

Item 2 **Date of Material Change:**
July 15, 2002

Item 3 **Press Release:**

Date of Issue	Place of Issue
July 15, 2002	Vancouver, British Columbia (See distribution sheet marked Schedule "A" attached for media coverage.)

Item 4 **Summary of Material Change:**

First Au Strategies Corp. and Rimfire Minerals Corporation are pleased to announce that preliminary fieldwork at the Thorn Property in the Atlin Mining Division of northwestern B.C. has significantly enhanced the overall potential of the property.

Item 5 **Full Description of Material Changes:**

First Au Strategies Corp. and Rimfire Minerals Corporation are pleased to announce that preliminary fieldwork at the Thorn Property in the Atlin Mining Division of northwestern B.C. has significantly enhanced the overall potential of the property. Dr. Peter Lewis was contracted to examine and interpret the structural setting of the Thorn mineralization and has identified a major structural corridor (Camp Creek Corridor). The companies have identified new zones of mineralization within the Camp Creek Corridor in a previously unexplored area. Prospecting within a soil anomaly resulted in the discovery of an angular boulder of massive sulphides that assayed 6149g/t (179 oz/t) silver, 3.5g/t gold, 43.0% lead, and 3.5% zinc. Drill sites have been prepared for the upcoming diamond drill program.

Item 6 **Reliance on Section 85(2) of the Act:**
Not applicable

Item 7 **Omitted Information:**

Not applicable.

Item 8 **Senior Officers:**

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	**Henry J. Awmack, Chairman** 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: henrya@equityeng.bc.ca

Item 9 **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 17th day of July, 2002.

RIMFIRE MINERALS CORPORATION

"HENRY J. AWMACK"

Henry J. Awmack
Chairman

Form53-901F

SCHEDULE A

Media:

Market News Publishing Inc.	News Desk
Canada Stockwatch	News Desk
The Northern Miner	News Desk
The Prospector	News Desk

RIMFIRE
MINERALS CORPORATION
TSX Venture Exchange: RFM

First Au Strategies Corp.
TSX Venture Exchange: FAV

JOINT NEWS RELEASE

July 15, 2002 PR02-12

FIRST AU AND RIMFIRE ENHANCE POTENTIAL OF THORN PROPERTY

First Au Strategies Corp. ("First Au") and Rimfire Minerals Corporation ("Rimfire") are pleased to announce that preliminary fieldwork at the Thorn Property in the Atlin Mining Division of northwestern B.C., has significantly enhanced the overall potential of the property. The target at Thorn is a high sulphidation epithermal system similar to the world-class El Indio Mine in Chile, where Barrick has reported past production and reserves of 6.2 million ounces of gold and 2 billion pounds of copper. Mineralization at the Thorn property also contains significant silver. First Au is earning a 51% interest from Rimfire, with the latter as the operator.

As part of a preliminary field program, announced June 27, 2002, Dr. Peter Lewis was contracted to examine and interpret the structural setting of the Thorn mineralization as a guide to exploration. His work has culminated in the identification of a major structural corridor (the Camp Creek Corridor or CCC), at least 1.5 kilometres in length and locally over 100m wide, as being the primary structural control for the Au-Ag-Cu mineralization at Thorn. In addition, the Thorn Stock, the primary host of the high-grade sulphide veins, may be larger than previously interpreted, thus having major implications for the extent of the mineralization. He concluded that, "The Thorn Property contains significant untested potential for high-grade veins, both within the Camp Creek Corridor and elsewhere on the property, warranting aggressive exploration". His specific recommendations will be used to plan current and future exploration programs on the property.

Concurrent with Dr. Lewis' study, the companies have identified new zones of mineralization within the Camp Creek Corridor (CCC). Prospecting within a soil anomaly obtained by Rimfire in 2000, resulted in the discovery of an angular boulder of massive sulphides that assayed 6149g/t (179 oz/t) silver, 3.5g/t gold, 43.0% lead, and 3.5% zinc. This boulder is believed to be of local origin and the new zone, called the "Oban Zone", appears to lie within the CCC in a previously unexplored area. The "D Zone", previously identified by Anaconda, but never substantiated, was relocated near the west end of the CCC. A massive sulphide boulder from this occurrence returned 4.0g/t gold, 216g/t silver, and 5.4% copper while a grab sample from a pyrite vein just below this assayed 4.6g/t gold and 75g/t silver. High-grade vein mineralization within the CCC is now exposed intermittently over a strike length of approximately 1.1 kilometres and is open in all directions.

First Au and Rimfire are both extremely pleased with the outcome of the preliminary exploration program as the identification of the dominant structural control on the high-grade veins, as well as the discovery of new mineralization within the Camp Creek Corridor, bode well for the success of the exploration program on the Thorn property.

Drill sites have been prepared for the upcoming diamond drill program, which, as part of the full work program, is scheduled to begin as soon as First Au's recently announced (June 26, 2002) financing is completed. Details of the planned drilling will be released as the program gets underway.

On behalf of Rimfire Minerals Corporation

"Henry Awmack"

Henry Awmack, P.Eng.
Chairman

On behalf of First Au Strategies Corp.

"Robert Archer"

Robert A. Archer, P.Geo.
Director

For further information contact

Rimfire Minerals Corporation
David Caulfield and/or Jason Weber
Suite 700 - 700 West Pender Street
Vancouver, BC Canada
Phone: (604) 669-6660 Fax (604) 669-0898
www.rimfireminerals.com
info@rimfire.bc.ca

First Au Strategies Corp.
Kaare Foy and/or Robert Archer
Suite 2100, 1177 West Hastings Street, Vancouver,
British Columbia V6E 2K3
Phone: (604) 608 1766 Fax: (604) 608 1744
www.firstaustrategies.com
oceanic@telus.net

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

Date July 17, 2002

By: [signature]
Jack H.L. Miller, Director